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                                                              Exhibit 4.7

                    Form of Director's Letter of Appointment
                               [Galen Letterhead]

[date]

[name of director]
[address]

Dear ______________

                       GALEN HOLDINGS PLC (THE "COMPANY")
                       ----------------------------------
          AND YOUR APPOINTMENT TO THE BOARD AS A NON-EXECUTIVE DIRECTOR
          -------------------------------------------------------------

I am pleased to hear that you have accepted the invitation to join the Board of the Company as a Non-Executive Director. This letter confirms the main terms of your appointment to this office.

DUTIES
------

You will be required to attend Board meetings of the Company. The Board meets 4 times each year and normally the meetings are held at Craigavon. You will also be required to attend any EGMs which may be called. The Annual General Meeting will normally be held at Craigavon or as specified by the Board.

You have already been informed how the Board will work and what authorities will be delegated to the Chairman, the Chief Executive Officer and their colleagues.

You will also serve on the ____________ Committee and the __________ Committee (the "Committees"). The Committees will meet approximately two times a year. The roles of the Committees have previously been discussed with you. You will find attached the terms of reference of the ___________ and __________ Committees.

As you are aware, the Company seeks to adhere to both the letter and spirit of the Combined Code (Principles of Good Governance and Code of Best Practice) and you will be expected to carry out your duties to the Company in accordance with the principles set out in those reports.

You should bear in mind that the liabilities and obligations of directors of listed companies are more onerous and more rigorously enforced that those relating to private companies. In common with the rest of the Board, you will be required to comply with the terms of the Stock Exchange Model Code for transactions by directors of listed companies (of which I am sure you are totally aware) and specifically with any insider dealing rule adopted by the Company from time to time.

You are required to inform the Company Secretary of any interests you have, or may acquire, which might reasonably be thought to jeopardize your independence from the Company.

APPOINTMENT
-----------

Your appointment is at the will of the parties and does not constitute your appointment as an employee or an employment contract. However, it is envisaged that it will initially be for three years commencing on _____________, until [three years later]. Following this you reappointment will be reviewed annually on [anniversary day] or if earlier upon the date that you


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reach the age of 70. All appointments and reappointment to the Board are, of course, subject to the Company's Articles of Association as amended from time to time.

Without the consent of the Board, which shall not be unreasonably withheld or delayed, you shall not take up any appointment with, or have any interest in, any company which is in direct or indirect competition with the Company.

REMUNERATION
------------

The fee is at present (pound)25000 per annum, subject to UK statutory deductions, payable monthly in arrears and may be subject to upward review at the discretion of the Company after one year.

REQUISITIONING INFORMATION
--------------------------

You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, any of its subsidiaries and any employees of the same and any professional advisers of the Company as may be reasonably necessary to enable you to perform effectively and the Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY
---------------

During the course of your duties, you will be granted access to confidential information of the Company, including but not limited to details of suppliers, customers, margins, know how, inventions, research and development activities, scientific formulae, manufacturing techniques and processes, marketing and other relevant business information. As you are aware, unauthorised disclosure of such information to third parties could seriously damage the business of the Company and, accordingly, you undertake not to disclose any such information to any third party, save in pursuance of your duties hereunder, or in accordance with any statutory obligation or court or similar order.

EXPENSES
--------

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties. Such expenses would include reasonably legal fees and other independent professional advice if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue either with me or with one of your non-executive colleagues in advance.

GOVERNING LAW
-------------

This agreement shall be governed by and construed in accordance with English law.

The Company looks forward to working with you in the future.

Yours sincerely,



Company Secretary
On behalf of Galen Holdings PLC